Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

May 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Eric Envall

Re:	Withdrawal of Acceleration Request for Fifth Wall Acquisition Corp. III
Registration Statement on Form S-1
File No. 333-255292

Ladies and Gentlemen:

We, the undersigned, as representatives of the several underwriters, hereby respectfully request that the Securities and Exchange Commission withdraw the acceleration request for the Company’s Registration Statement on Form S-1 requesting effectiveness at 4:00 p.m. Eastern time on May 18, 2021, or as soon thereafter as practicable.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
GOLDMAN SACHS & CO. LLC
BOFA SECURITIES, INC.

As Representatives of the Several Underwriters

By: DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
Name:	Ravi Raghunathan
Title:	Managing Director

By:	/s/ Brandon Sun
Name:	Brandon Sun
Title:	Director

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name:	Olympia McNerney
Title:	Managing Director

By: BOFA SECURITIES INC.

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory